UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
____________________________

EXICURE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30205M101
(CUSIP Number)
Kyungwon Oh
Chief Executive Officer
CBI USA, Inc.
3000 Western Avenue #400
Seattle, WA 98121
(425) 220-2542
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 19, 2022
(Date of Event which Requires Filing of this Statement)
____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:               □
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 60879E 101
1.	Name of Reporting Person
CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
24,548,985
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
24,548,985
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
24,548,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.99%(1)
14.	Type of Reporting Person
CO

(1) Percentage ownership based on 122,806,333 shares of Common Stock of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

1

SCHEDULE 13D
Item 1.  Security and Issuer
This Schedule 13D relates to Common Stock, $0.0001 par value per share (the “Common Stock”), of Exicure, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2430 N. Halsted Street, Chicago, IL 60614.
Item 2.  Identity and Background
(a) and (f) This Schedule 13D is being filed by CBI USA, Inc., a Delaware corporation (the “Reporting Person”).
(b)  The address of the Reporting Person is 3000 Western Avenue, Suite 400, Seattle, WA 98121.
(c)  The principal business of the Reporting Person to invest in businesses in the life science and biotechnology industries.
(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds
The Reporting Person used its available working capital to fund the acquisition of 24,548,985 shares of Common Stock (the “PIPE Shares”) from the Company in a private placement (the “PIPE Financing”) as further described in Item 4 below, at a price per share of $0.1937 for an aggregate purchase price of $4,755,138.39.
Item 4.  Purpose of the Transaction
On May 9, 2022, the Reporting Person entered into a securities purchase agreement (the “Purchase Agreement”) with the Company, pursuant to which the Reporting Person agreed to purchase the PIPE Shares in the amounts detailed in Item 3 above. The PIPE Financing closed on May 19, 2022 (the “Closing Date”). The Reporting Person acquired the PIPE Shares for investment purposes only.
In connection with its investment in the PIPE Financing and pursuant to the Purchase Agreement, the Reporting Person received the right to nominate a member to, and to designate one nonvoting observer to attend all meetings of, the Company’s Board of Directors, effective as of the Closing Date.

The Reporting Person will review its investment in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by it or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Reporting Persons developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. .  The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer
The percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person named on the cover page hereto is determined in accordance with the rules of the Securities and Exchange Commission and is based on 122,806,333 shares of Common Stock of the Company outstanding as of May 12, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 16, 2022.
(a) — (b)  See Rows 7-11 and Row 13 of the cover page.
(c)  Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Company’s Common Stock in the 60 days preceding the date hereof.
(d)  Kyungwon Oh, the Chief Executive Officer of the Reporting Person, has voting and investment control over the PIPE Shares.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by the Reporting Person as described in this Item 5.
(e)  Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Securities Purchase Agreement – The information set forth in Item 3 and in the first two paragraphs of Item 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement – On May 9, 2022, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company, pursuant to which the Company agreed to register the resale of the PIPE Shares. Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of the PIPE Shares no later than July 18, 2022. The Company has agreed to use reasonable best efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline (as defined in the Registration Rights Agreement), and to keep such registration statement continuously effective until the earlier of (i) the date the PIPE Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction, or (ii) the date that is two (2) years following the Closing Date. The Company has also agreed, among other things, to pay all reasonable fees and expenses (excluding any underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors for the PIPE Financing investors except as specifically provided in the Registration Rights Agreement) incident to the performance of or compliance with the Registration Rights Agreement by the Company.
In the event the registration statement has not been filed within 90 days following the Closing Date, subject to certain limited exceptions, then the Company has agreed to make pro rata payments to the PIPE Financing investors as liquidated damages in an amount equal to 0.5% of the aggregate amount invested by the PIPE Financing investors in the PIPE Shares per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.
The Company has granted the PIPE Financing investors customary indemnification rights in connection with the registration statement. The PIPE Financing investors have also granted the Company customary indemnification rights in connection with the registration statement.
Lock-Up Arrangement – Under the Securities Purchase Agreement, the Reporting Person and the other PIPE Financing investors agreed to a 90-day lock-up period for their shares of Common Stock beginning on the Closing Date.
The foregoing summaries are qualified by the actual terms of the Securities Purchase Agreement and the Registration Rights Agreement, both of which are incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
Exhibit No.	Name
1.
Securities Purchase Agreement, dated as of May 9, 2022, by and among the Company, CBI USA, Inc., and Abingworth Bioventures VII LP (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 13, 2022).

2.	Registration Rights Agreement, dated as of May 9, 2022, by and among the Company, CBI USA, Inc., and Abingworth Bioventures VII LP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on May 13, 2022).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: May 31, 2022
CBI USA, INC.

By: /s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer